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Exhibit (a)(11)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities of AnorMED Inc.

Notice of Offer to Purchase for Cash
all of the issued and outstanding common shares of
ANORMED INC.
on the basis of
U.S.$12.00 for each Common Share
by
SIDNEY ACQUISITIONS ULC
an indirect wholly-owned subsidiary of
MILLENNIUM PHARMACEUTICALS, INC.

        Sidney Acquisitions ULC (the "Offeror"), an indirect wholly-owned subsidiary of Millennium Pharmaceuticals, Inc. ("Millennium"), is offering (the "Offer") to purchase for cash all of the issued and outstanding common shares (the "Common Shares") (other than Common Shares owned by Offeror or its affiliates and associates) of AnorMED Inc. ("AnorMED"), including all Common Shares that may become outstanding on the exercise of outstanding stock options granted pursuant to AnorMED's stock option plans, at a price of U.S.$12.00 per Common Share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and accompanying Circular dated October 5, 2006 and the Letter of Transmittal and Notice of Guaranteed Delivery (which, together with any amendments or supplements thereto, collectively constitute the "Offer Documents"). Copies of the Offer Documents were filed on October 5, 2006 with securities regulatory authorities in Canada and the United States and should be made available by such authorities through the Internet at www.sedar.com and www.sec.gov, respectively.

        As of September 26, 2006, 41,977,011 Common Shares were issued and outstanding and there were outstanding stock options providing for the issuance of an aggregate of 2,375,204 Common Shares upon the exercise thereof. The Offer is made only for the Common Shares and is not made for any options or other rights to acquire Common Shares.

        THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL MIDNIGHT (TORONTO/NEW YORK TIME) ON NOVEMBER 10, 2006 (THE "EXPIRY TIME"), UNLESS EXTENDED OR WITHDRAWN BY THE OFFEROR.

ANORMED'S BOARD OF DIRECTORS' RECOMMENDATION

THE BOARD OF DIRECTORS OF ANORMED HAS UNANIMOUSLY RECOMMENDED THAT
ANORMED SHAREHOLDERS ACCEPT THE OFFER AND TENDER
THEIR COMMON SHARES

        The Offer is subject to certain conditions that are described in the Offer Documents including, among other things, (i) there being validly deposited under the Offer and not withdrawn at least 66 2/3% of the Common Shares (calculated on a fully-diluted basis), including those Common Shares held by the Offeror or its affiliates (the "Minimum Tender Condition"), (ii) there not having occurred any material adverse change in AnorMED's business since September 26, 2006, (iii) the non-termination of the Support Agreement between Millennium and AnorMED and the Shareholder Support Agreements between Millennium and certain shareholders of AnorMED, and (iv) all requisite governmental or regulatory consents, approvals or decisions that are necessary in connection with the Offer having been obtained on terms satisfactory to the Offeror, acting reasonably, and all waiting periods imposed by applicable laws having expired or been terminated (including any waiting period applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as

amended). Subject to applicable law, the Offeror reserves the right to withdraw the Offer and to not take up and pay for any Common Shares deposited under the Offer unless each of the conditions to the Offer is satisfied or, where permitted, waived by the Offeror at or prior to the Expiry Time.

        The Common Shares are listed under the symbol "AOM" on the Toronto Stock Exchange ("TSX") and "ANOR" on the NASDAQ Global Market ("NASDAQ"). On September 25, 2006, the last trading day prior to Millennium's announcement of its intention to cause the Offeror to make the Offer, the closing price of the Common Shares was Cdn.$11.10 on the TSX and U.S.$9.95 on NASDAQ. The Offer represents a premium of approximately 20.7% and 20.6%, respectively, over the closing prices of the Common Shares on the TSX (based on the Bank of Canada daily noon exchange rate on September 25, 2006 of U.S.$1.00 = Cdn.$1.1162) and NASDAQ on September 25, 2006.

        If, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the issued and outstanding Common Shares, other than Common Shares held at the date of the Offer by or on behalf of the Offeror and its affiliates and associates (as such terms are defined in the Canada Business Corporations Act ("CBCA")), the Offeror intends, to the extent possible, to acquire, on the same terms and at the same price for which the Common Shares were acquired under such Offer, pursuant to section 206 of the CBCA and otherwise in accordance with applicable laws, the remainder of the Common Shares from those AnorMED shareholders who have not accepted the Offer (a "Compulsory Acquisition").

        If the Offeror takes up and pays for Common Shares validly deposited under the Offer and the right of Compulsory Acquisition described above is not available or the Offeror elects not to pursue such right, the Offeror intends to pursue other lawful means of acquiring the remainder of the Common Shares not tendered to the Offer. Upon the Offeror taking up and paying for more than 66 2/3% of the outstanding Common Shares (on a fully-diluted basis) under the Offer, the Offeror intends to acquire the balance of the Common Shares not tendered to the Offer as soon as practicable, but in any event not later than 120 days after the Expiry Date, by way of amalgamation, statutory arrangement, capital reorganization or other transaction involving AnorMED and the Offeror or an affiliate of the Offeror to acquire the remaining Common Shares not acquired pursuant to the Offer for cash consideration per Common Share equal in value to the consideration paid by the Offeror under the Offer (a "Subsequent Acquisition Transaction"). The timing and details of any such transaction will depend on a number of factors, including the number of Common Shares acquired pursuant to the Offer. If the Minimum Tender Condition is satisfied and the Offeror takes up and pays for the Common Shares deposited under the Offer, the Offeror should own sufficient Common Shares to effect a Subsequent Acquisition Transaction.

        As a result of the acceptance of the Offer by holders of the Common Shares, it is possible that the Common Shares will no longer meet the minimum listing requirements of the TSX and NASDAQ. If the Offer is successful, the Offeror intends to delist the Common Shares from the TSX and NASDAQ.

        The Offer may be accepted by delivering to Computershare Investor Services Inc. (the "Depositary" and the "U.S. Forwarding Agent"), at or prior to the Expiry Time, (a) the certificate or certificates representing the Common Shares in respect of which the Offer is being accepted; (b) a properly completed and duly executed Letter of Transmittal in the form provided in the Offering Documents; and (c) any other documents required by the instructions set out in the Letter of Transmittal. The Letter of Transmittal will accompany the Offer and will specify the offices of the Depositary and U.S. Forwarding Agent at which valid deposits under the Offer may be made. Alternatively, AnorMED shareholders may accept the Offer (1) by following the procedures for book-entry transfer of Common Shares established by the Canadian Depository for Securities Limited ("CDS") or The Depository Trust Company ("DTC") (and, in the case of a book-entry transfer into the Depositary's account at DTC, delivering a properly completed Letter of Transmittal or an agent's message transmitted by DTC); or (2) by following the procedure for guaranteed delivery and using a Notice of Guaranteed Delivery, each as described in the Offer to Purchase and Circular. AnorMED shareholders whose Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

        For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment Common Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary of its acceptance for payment of such Deposited Shares pursuant to the Offer.

        The Offeror may extend the Offering period. However, no subsequent offering period under applicable United States securities laws will be available under the Offer. If the Offeror extends the Offer, the Offeror will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m. (Toronto/New York time) on the next business day after the day on which the Offer was scheduled to expire.

        Common Shares deposited under the Offer may be withdrawn upon receipt by the Depositary or the U.S. Forwarding Agent, as applicable, of a written or printed copy of the notice of withdrawal which specifies the name of the depositing shareholder, the number of Common Shares to be withdrawn, the name of the registered holder, if different from that of the depositing shareholder, and the certificate number shown on each certificate representing the Common Shares to be withdrawn (i) at any time before the Common Shares have been taken up by the Offeror pursuant to the Offer, (ii) if the Common Shares have not been paid for by the Offeror within three business days after having been taken up, (iii) at any time before the expiration of ten days from the date upon which a notice of a material change has occurred in the information contained in the Offering Documents, as may be amended from time to time, in the event that such change occurs before the Expiry Time or after the Expiry Time but prior to the expiry of all rights of withdrawal in respect of the Offer, (iv) at any time before the expiration of ten business days from the date upon which a notice of a variation in the terms of the Offer that includes an increase or decrease in the consideration offered for the Common Shares or a change in the percentage of the Common Shares being sought under the Offer, (v) at any time before the expiration of ten days from the date upon which a notice of variation in the terms of an offer (other than a variation consisting solely of waiver of a condition in the offer) and (vi) at any time after 60 days from the commencement of the Offer, provided that the Common Shares have not been accepted for payment by the Offeror. If Common Shares have been deposited pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Common Shares or otherwise comply with the procedures of CDS or DTC, as applicable.

        The receipt of cash for Common Shares pursuant to the Offer will be a taxable transaction for Canadian and United States federal income tax purposes. AnorMED shareholders are urged to consult their own tax advisors for advice regarding the income tax consequences of the Offer to them.

        Millennium will provide the Offeror with funds to purchase the Common Shares to be taken up under the Offer. Millennium has sufficient cash on hand to pay the purchase price for such Common Shares and the related expenses of the Offer.

        The Offer Documents and other relevant materials will be mailed to record holders of Common Shares and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the AnorMED Shareholder list and may be mailed directly to beneficial holders.

        The information contained in this advertisement is a summary only. The Offer is made solely by the Offer Documents and is not being made to (nor will deposits be accepted from or on behalf of) AnorMED shareholders in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The information required to be disclosed by Rule 14d-6(d)(1) of the Exchange Act, as amended, is contained in the Offer Documents and the Tender Offer Statement on Schedule TO filed by the Offeror and Millennium with respect to the Offer (available at www.sec.gov) and is incorporated herein by reference in its entirety. The Offer Documents contain important information that AnorMED shareholders should read carefully before making any decision with respect to the Offer.

        Copies of the Offer Documents can be obtained without charge from MacKenzie Partners, Inc. (the "Information Agent") or the Depositary and the U.S. Forwarding Agent. Questions and requests for assistance may be directed to the Depositary, the U.S. Forwarding Agent, the Information Agent or JP Morgan Securities Canada Inc. or JP Morgan Securities Inc., the Dealer Managers for the Offer in Canada and the United States, respectively. The contact information for these parties is set out below. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer and depositing Common Shares thereunder.

The Dealer Managers for the Offer are:

In Canada:	In the United States:
JP Morgan Securities Canada Inc. 200 Bay Street, Suite 1800 Toronto, Ontario Canada M5J 2J2	JP Morgan Securities Inc. 277 Park Avenue New York, New York 10172 USA

The Depositary for the Offer is:
Computershare Investor Services Inc.

By Hand, by Courier or by Registered Mail:	By Mail:
100 University Avenue 9th Floor Toronto, Ontario Canada M5J 2Y1	P.O. Box 7021 31 Adelaide Street East Toronto, Ontario Canada M5C 3H2
Attn: Corporate Actions	Attn: Corporate Actions

E-mail: corporateactions@computershare.com
Telephone: 1-800-564-6253

The U.S. Forwarding Agent for the Offer is:	The Information Agent for the Offer is:
Computershare Investor Services Inc. 250 Royall Street Canton, Massachusetts 02021 USA	MacKenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 USA

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  Exhibit (a)(11)